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                          April 7, 2023

       John Umstead
       Chief Financial Officer
       G1 Therapeutics, Inc.
       700 Park Offices Drive, Suite 200
       Research Triangle Park, North Carolina 27709

                                                        Re: G1 Therapeutics,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-38096

       Dear John Umstead:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Exhibits
       Exhibit 23.1 Consent of PricewaterhouseCoopers LLP, page 112

   1. Please amend your filing to include a signed consent from PricewaterhouseCoopers LLP.
 John Umstead
FirstName   LastName
G1 Therapeutics,  Inc. John Umstead
Comapany
April       NameG1 Therapeutics, Inc.
       7, 2023
April 27, 2023 Page 2
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Mary Mast at 202-551-3613 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences